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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 (RULE 13d-101)

           Information to be Included in Statements Filed Pursuant to
      Rule 13d-1(a) and Amendments thereto Filed Pursuant to Rule 13d-2(a)
      --------------------------------------------------------------------

                               (Amendment No. 2)*

                            TRITON PCS HOLDINGS, INC.
      --------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896775103
      --------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza, 41st Floor
                            New York, New York 10112
      --------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 January 1, 2002
      --------------------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject to this Schedule 13D, and is filing this schedule because ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13-d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


----------------
       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                               Page 1 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         J.P. Morgan Partners (23A SBIC), LLC (f/k/a CB Capital Investors, L.P.) 13-337-6808
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (see Instructions)

         WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                                           [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

           NUMBER OF                  9,014,157 Class A Common Stock
                            ----------------------------------------------------
             SHARES          8   SHARED VOTING POWER

         BENEFICIALLY                 Not applicable.
                            ----------------------------------------------------
           OWNED BY          9   SOLE DISPOSITIVE POWER

             EACH                     9,014,157 Class A Common Stock
                            ----------------------------------------------------
           REPORTING         10  SHARED DISPOSITIVE POWER

          PERSON WITH                 Not applicable.

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,014,157 Class A Common Stock
--------------------------------------------------------------------------------
12  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (see Instructions)

         CO
--------------------------------------------------------------------------------

                               Page 2 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103

--------------------------------------------------------------------------------
15  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

    J.P. Morgan (SBIC) LLC (the successor to J.P. Morgan Investment Corporation) 13-3610568
--------------------------------------------------------------------------------
16  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
17  SEC USE ONLY

--------------------------------------------------------------------------------
18  SOURCE OF FUNDS (see Instructions)

         WC
--------------------------------------------------------------------------------
19  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                                           [_]
--------------------------------------------------------------------------------
20  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                             21  SOLE VOTING POWER

           NUMBER OF                  7,549,104 Class B Common Stock
                            ----------------------------------------------------
             SHARES          22  SHARED VOTING POWER

         BENEFICIALLY                 Not applicable.
                            ----------------------------------------------------
           OWNED BY          23  SOLE DISPOSITIVE POWER

             EACH                     7,549,104 Class B Common Stock
                            ----------------------------------------------------
           REPORTING         24  SHARED DISPOSITIVE POWER

          PERSON WITH                 Not applicable.

--------------------------------------------------------------------------------
25  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,549,104 Class B Common Stock
--------------------------------------------------------------------------------
26  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [X]
--------------------------------------------------------------------------------
27  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.3%
--------------------------------------------------------------------------------
28  TYPE OF REPORTING PERSON (see Instructions)

         CO
--------------------------------------------------------------------------------

                               Page 3 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


--------------------------------------------------------------------------------
29  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

        60 Wall Street SBIC Fund, L.P.
        13-3926426
--------------------------------------------------------------------------------
30  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
31  SEC USE ONLY

--------------------------------------------------------------------------------
32  SOURCE OF FUNDS (see Instructions)

         WC
--------------------------------------------------------------------------------
33  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                                           [_]
--------------------------------------------------------------------------------
34  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                             35  SOLE VOTING POWER

           NUMBER OF                  376,995 Class B Common Stock
                            ----------------------------------------------------
             SHARES          36  SHARED VOTING POWER

         BENEFICIALLY                 Not applicable.
                            ----------------------------------------------------
           OWNED BY          37  SOLE DISPOSITIVE POWER

             EACH                     376,995 Class B Common Stock
                            ----------------------------------------------------
           REPORTING         38  SHARED DISPOSITIVE POWER

          PERSON WITH                 Not applicable.

--------------------------------------------------------------------------------
39  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         376,995 Class B Common Stock
--------------------------------------------------------------------------------
40  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [X]
--------------------------------------------------------------------------------
41  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%
--------------------------------------------------------------------------------
42  TYPE OF REPORTING PERSON (see Instructions)

         PN
--------------------------------------------------------------------------------

                               Page 4 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


PRELIMINARY NOTE: This Schedule 13D/A amends and restates in its entirety the original Schedule 13D filed with the Securities and Exchange Commission on January 10, 2001 and is being amended to reflect a change in the name and controlling persons of the Reporting Person, a sale by the Reporting Persons of the Issuer's voting securities, an error in the amount of the Issuer's securities reported as being amended by JPM SBIC and Sixty Wall.

ITEM 1.  SECURITY AND ISSUER.

              This statement (the "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, sometimes referred to herein as the "Common Stock"), of Triton PCS Holdings, Inc. (the "Issuer"). The Class B Common Stock may be converted at any time at the option of the holder thereof into an equivalent number of shares of Class A Common Stock. The Issuer's principal executive offices are located at 375 Technology Drive, Malver, PA 19355.

ITEM 2.  IDENTITY AND BACKGROUND.

              This  Statement is being filed by each of the following  Reporting
Persons: (i) J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, L.P.), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)") whose principal office is located at c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, New York, New York 10020, (ii) J.P. Morgan SBIC LLC, a Delaware limited liability company (hereinafter referred to as "JPM SBIC"), whose principal office is located at 60 Wall Street, New York, New York 10260, and (iii) Sixty Wall Street SBIC Fund, L.P., a Delaware limited partnership (hereinafter referred to as "Sixty Wall"), whose principal office is located at 60 Wall Street, New York, New York 10260.

              JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (SBIC Manager)", whose principal business office is located at the same address as JPMP (SBIC). JPMP (SBIC Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (SBIC) Manager (the "JPMP (SBIC) Manager Disclosed Parties").

              JPMP (SBIC) Manager is a wholly-owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank (the "Chase Bank Disclosed Parties").

              JPM SBIC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPM SBIC (the "JPM SBIC Disclosed Parties").

              JPM SBIC is a wholly-owned subsidiary of J.P. Morgan Capital Corporation, a Delaware corporation (hereinafter referred to as "JPMPCC"), whose principal business office is located at the same address as JPM SBIC. JPMCC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of JPMCC (the "JPMCC Disclosed Parties").

              Sixty Wall is also engaged in the venture capital and leveraged buyout business and is owned principally by employees of J.P. Morgan Chase & Co. Incorporated (formerly known as The Chase Manhattan Corporation), a Delaware corporation and its direct and indirect subsidiaries. Sixty Wall co-invests with JPMCC and its subsidiaries.

              The general partner of Sixty Wall is Sixty Wall Street SBIC Corporation, a Delaware corporation, whose principal business address is located at the same address as Sixty Wall, JPM SBIC and JPMCC (hereinafter referred to as "Sixty Wall Corp."). Sixty Wall Corp. is also engaged in the venture capital and leveraged buyout


                               Page 5 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


business. Set forth in Schedule E hereto and incorporated herein by references are the names, business addresses, principal occupations and employments of each executive officer and director of Sixty Wall Corp. (the "Sixty Wall Corp. Disclosed Parties").

              Each of Chase Bank, JPMCC and Sixty Wall Corp. is a wholly-owned subsidiary of JP Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule F hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase (the "JP Morgan Chase Disclosed Parties"), and together with the JPMP (SBIC) Manager Disclosed Parties, the Chase Bank Disclosed Parties, the JPM SBIC Disclosed
Parties, the JPMCC Disclosed Parties, and the Sixty Wall Corp. Disclosed Parties, the "Disclosed Parties").

              During  the last  five  years,  no  Reporting  Person  or,  to the knowledge of such Reporting Person, no Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The funds provided by JPMP (SBIC) for the purchase of the Issuer's Common Stock were obtained from JPMP (SBIC) contributed capital, which includes funds that are held available for such purpose. The funds provided by JPM SBIC for the purchase of the Issuer's Common Stock were obtained from JPM SBIC contributed capital, which includes funds that are held available for such purpose. All of the funds for Sixty Wall's purchase of the Issuer's Common Stock were obtained from Sixty Wall contributed capital, which includes funds that are held available for such purpose.

ITEM 4.  PURPOSE OF TRANSACTIONS.

              On December 31, 2000, J.P. Morgan & Co. Incorporated merged with and into The Chase Manhattan Corporation (the "Merger"), with the surviving corporation being J.P. Morgan Chase. As a result of the Merger, J.P. Morgan Chase indirectly acquired the Issuer's Common Stock held by JPM SBIC and Sixty Wall and as a result thereof, J.P. Morgan Chase may be deemed the indirect
Beneficial Owner through the Reporting Persons of 21,442,026 shares of the Issuer's Common Stock which represented 37.13% of the Issuer's outstanding Common Stock as of March 26, 2001.

              JPMP (SBIC), JPM SBIC, Sixty Wall, Private Equity Investors III, L.P. and Equity-Linked Investors-II, which collectively own an aggregate of 56.3% of the outstanding Class A common stock of the Issuer as of March 26, 2001, have verbally agreed that they will not be selling any additional securities of the Issuer at this time. They have also verbally agreed to act together, in cooperation with the Issuer and the Issuer's management, in determining the timing and extent of future sales of securities of the Issuer. The foregoing entities should be deemed to be acting together for such purposes until further notice.

              The acquisition of the Issuer's equity securities has been made by JPMP (SBIC), JPM SBIC and Sixty Wall for investment purposes. Although none of JPMP (SBIC), JPM SBIC and Sixty Wall has a present intention to do so, each of JPMP (SBIC), JPM SBIC and Sixty Wall may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transaction, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, each of JPMP (SBIC), JPM SBIC and Sixty Wall may decide to sell al or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

              Except as set forth in this Item 4, none of JPMP (SBIC), JPM SBIC and Sixty Wall has a present

                               Page 6 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, JPMP (SBIC), JPM SBIC and Sixty Wall each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12 (g) of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              JPMP (SBIC) may be deemed the beneficial owner of 9,014,157 shares of Common Stock, which represents 15.3% of the Common Stock as of December 31, 2001. JPMP (SBIC) has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock. JPM SBIC may be deemed beneficial owner of 7,549,104 shares of Common Stock, which represents 11.3% of the outstanding shares of Common Stock as of December 31, 2001. JPM SBIC has the sole voting power and dispositive power with respect to its shares of Common Stock. Sixty Wall may be deemed the beneficial owner of 376,995 shares of Common Stock, which represents 0.6% of the Common Stock as of December 31, 2001. Sixty Wall has the sole voting power and dispositive power with respect to its shares of Common Stock. Each of JPMP (SBIC), JPM and Sixty Wall disclaims that it is a member of a group with any other persons either for purposes of this Statement or for any other purpose related to its beneficial ownership of the Issuer's securities.

              Each of the Reporting Persons is a party to the agreement described in the second paragraph of Item 4 (the "Agreement"), and as such, they may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of the Issuer's Common Stock (a "Group"). Each Reporting Person disclaims membership in any Group and disclaims beneficial ownership of any shares of Common Stock held by any of the other parties to the Agreement or any member of a Group that might be attributed to them by reason of the Agreement. The filing of this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute such a person or group. Each Reporting Person is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person other than itself and its related persons or entities.

              On December 7, 2001, JPMP (SBIC) sold 2,395,457 shares of Class A Common Stock for a purchase price of $29.10 per share in an open market transaction.

              Except as reported in Item 4 above and incorporated herein by reference, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement.

              No person other than JPMP (SBIC), JPM SBIC and Sixty Wall, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common stock owned beneficially by JPMP
(SBIC), JPM SBIC and Sixty Wall.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Stockholders Agreement. Each of JPMP (SBIC), JPM SBIC and Sixty Wall are parties to the First Amended and Restated Stockholders Agreement, dated October 27, 1999, by and among the Issuer and certain of its stockholders, a copy of which is attached as Exhibit A hereto and is incorporated by reference herein.

              Verbal Agreement. Each of JPMP (SBIC), JPM SBIC and Sixty Wall is a party to the verbal agreement described in the second paragraph of Item 4 of this Statement, which description is incorporated by reference herein in response to this Item.

                               Page 7 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

SCHEDULE A

Item 2 information for executive officers and directors of JPMP (SBIC) Manager.

SCHEDULE B

Item 2 information for executive officers and directors of Chase Bank.

SCHEDULE C

Item 2 information for executive officers and directors of JPM SBIC.

SCHEDULE D

Item 2 information for executive officers and directors of JPMCC.

SCHEDULE E

Item 2 information for executive officers and directors of Sixty Wall Corp.

SCHEDULE F

Item 2 information for executive officers and directors of JP Morgan Chase.

EXHIBIT A

First Amended and Restated Stockholders Agreement, dated October 27, 1999 by and among Triton PCS Holdings, Inc., AT&T Wireless PCS, L.L.C., and the other parties appearing on the signature pages thereto.*

*Filed previously.

                               Page 8 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               J.P. MORGAN PARTNERS (23A SBIC), LLC

                               By: J.P. Morgan Partners (23A SBIC Manager), Inc.
                                   its Managing Member


                               By: /s/  JEFFREY C. WALKER
                                   ---------------------------------------------
                                   Name:  Jeffrey C. Walker
                                   Title: President

   FEBRUARY 14, 2002
-----------------------
         Date


                               Page 9 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          J.P. MORGAN SBIC LLC


                                          By: /s/  JEFFREY C. WALKER
                                              ----------------------------------
                                              Name:  Jeffrey C. Walker
                                              Title: President

   FEBRUARY 14, 2002
-----------------------
         Date


                              Page 10 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SIXTY WALL STREET SBIC FUND, L.P.

                                         By: Sixty Wall Street SBIC Corporation,
                                             its General Partner


                                         By: /s/  JEFFREY C. WALKER
                                             -----------------------------------
                                             Name:  Jeffrey C. Walker
                                             Title: President

   FEBRUARY 14, 2002
-----------------------
         Date


                              Page 11 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC.

                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr.*
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr.*
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr.*
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                              Page 12 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                              Page 13 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr. *
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*

                                  DIRECTORS(1)

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer          Retired Chairman of the Board and
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel          Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.     President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York  10019
--------------------------------------------------------------------------------

(1)    Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                              Page 14 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller        Retired Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter           President and Trustee
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  Chairman of the Board and Chief Executive Officer
                          J.P. Morgan Chase & Co.
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                          New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman of the Board
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Chief Executive Officer
                          U.S. Olympic Committee
                          One Olympic Plaza
                          Colorado Springs, CO  80909
--------------------------------------------------------------------------------
Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                              Page 15 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                                                                      SCHEDULE C

                              J.P. MORGAN SBIC LLC

                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr.*
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr.*
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr.*
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                              Page 16 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                              Page 17 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                                                                      SCHEDULE D

                         J.P. MORGAN CAPITAL CORPORATION

                              EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                              Page 18 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                              Page 19 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                                                                      SCHEDULE E

                       SIXTY WALL STREET SBIC CORPORATION

                              EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                              Page 20 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                              Page 21 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                                                                      SCHEDULE F

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                        William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank               Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial               David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                              John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                 Walter A. Gubert*
Vice Chairman                                                            Thomas B. Ketchum*
Director of Corporate Marketing and Communications                       Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank               Donald H. Layton*
Vice Chairman                                                            James B. Lee Jr. *
General Counsel                                                          William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration       Marc J. Shapiro*
Vice Chairman                                                            Jeffrey C. Walker**
Executive Vice President; General Auditor                                William J. Moran*
Chief Financial Officer                                                  Dina Dublon*
Executive Vice President; Head of Market Risk Management                 Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                   David B. Edelson*
Managing Director; Head of Credit Risk Policy                            Suzanne Hammett*
Corporate Secretary                                                      Anthony James Horan*
Senior Vice President; Chief Compliance Officer                          Gregory S. Meredith*
Controller                                                               Joseph L. Scalfani*
Assistant Corporate Secretary                                            James C. Berry*

                                  DIRECTORS(1)

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer          Retired Chairman of the Board and
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel          Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.     President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York  10019
--------------------------------------------------------------------------------

(1)    Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                              Page 22 of 23 pages

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller        Retired Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter           President and Trustee
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  Chairman of the Board and Chief Executive Officer
                          J.P. Morgan Chase & Co.
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                          New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman of the Board
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Chief Executive Officer
                          U.S. Olympic Committee
                          One Olympic Plaza
                          Colorado Springs, CO  80909
--------------------------------------------------------------------------------
Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                              Page 23 of 23 pages